Exhibit 99.1

NEWS RELEASE	www.cameco.com	Saskatoon Saskatchewan Canada

All amounts in Canadian dollars unless specified otherwise

Cameco Signs Long-Term Uranium Supply Agreement with India

March 2, 2026

Cameco (TSX: CCO; NYSE: CCJ) has entered a long-term agreement to supply uranium ore concentrate (U3O8) to the Government of India’s Department of Atomic Energy, for use in the country’s fleet of nuclear reactors. The agreement will see Cameco supply nearly 22 million pounds of uranium ore concentrate to India over a nine-year period on market-related price terms, with a total contract value estimated at approximately $2.6 billion.

India currently has 24 operating reactors along with ambitious plans to deploy dozens more to reach 100 GW by 2047. Deliveries under the contract are expected to begin in 2027 and run through 2035 in alignment with Cameco’s long-term contracting strategy. The volumes under this contract were included in the total long-term contracting volumes and in the expected five-year realized uranium price sensitivity analysis, disclosed in the 2025 annual Management’s Discussion and Analysis in February 2026.

Cameco’s CEO Tim Gitzel attended an event in Delhi today to celebrate the agreement alongside Indian Prime Minister Narendra Modi, Canadian Prime Minister Mark Carney and Saskatchewan Premier Scott Moe, highlighting the strong diplomatic and commercial trade relationships between the countries.

“Cameco is proud to be a strategic partner with India to help meet its civil nuclear fuel needs and support its trade relationship with Canada,” said Gitzel. “India is embarking on an ambitious nuclear expansion to power its development plans and meet the future energy security needs of its people. That isn’t possible without a stable supply of uranium fuel. Importantly, this demand underscores an emerging trend of sovereign buyers locking up large volumes from multiple suppliers, and in a window where demand continues to grow and available supplies continue to become more uncertain and constrained. As a proven and reliable producer, Cameco is globally recognized as a nuclear fuel supplier of choice, and we are pleased to be a trusted provider for India once again.”

Cameco previously supplied uranium to India under a five-year contract that began in 2015.

At the time of this news release, the estimated value of the new contract is approximately $2.6 billion based on a uranium price of US$86.95 per pound, which was the average of the month-end UxC and TradeTech uranium spot prices on February 28, 2026, and the exchange rate on February 27, 2026 of USD1.00/CAD1.36. Further details of the newly signed contract are commercially sensitive and confidential.

Forward Looking Information

This news release includes statements and information about expectations for the future, which are referred to as forward-looking information. This forward-looking information is based on current views, which can change significantly, and actual results and events may be significantly different from what is currently expected. Examples of forward-looking information in this news release include: the expected volume of uranium ore concentrate to be supplied, the period over which it is to be supplied and the estimated total contract value; the anticipated beginning and ending dates for deliveries; India’s future plans for deployment of additional reactors and nuclear expansion to meet future energy needs, and the expectation that demand continues to grow and available supplies will continue to become more uncertain and constrained. Material risks that could lead to different results include the risk that delivery obligations under the agreement are not fully satisfied, or are delayed, for unexpected reasons; the risk that prevailing pricing terms at time of delivery do not result in the full amount of the estimated contract value; the risk that India’s future deployment and expansion plans may be impeded or delayed for any reason, and the risk that there is not continued growth in demand. In presenting the forward-looking information, we have made material assumptions which may prove incorrect about our ability to satisfy our delivery obligations fully in a timely manner, future uranium prices and India’s successful implementation of its plans.

About Cameco

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries	Media inquiries

Cory Kos	Veronica Baker
306-716-6782	306-385-5541
cory_kos@cameco.com	veronica_baker@cameco.com